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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: August 24, 2004

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA PROGRESS WITH DECLINE CONSTRUCTION

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, AUGUST 24, 2004, ROYAL STANDARD MINERALS INC. commenced the decline construction phase of the program in late-June, 2004. At this point, a total of 307 feet of underground development has been constructed. The current plan is to continue the decline to 430 feet in length and commence the first crosscut into the structural zone at the 6,720 level.

The decline construction plan is expected to achieve access to the mineralized zone(s) in about 2-3 weeks. The current plan involves the development of a crosscut within an interval that was drill tested by RSM in May, 2004. This approach should reduce the time to access and commence the bulk sampling program which could begin in September, 2004.

Surface work to include the construction of the silt pond, ore pad and grading of the plant site have been initiated and are expected to be completed in September, 2004.

Preliminary gravity gold recovery work on RSM drill cuttings of the recently discovered West gold zone that returned 5’ of 0.50 opt gold and other gold mineralized zones cut in this drilling have been initiated. The sampling of the West gold zone indicates that the interval contains coarse gold (up to 4 mm) and a wide distribution of gold grain sizes within the sample. This zone is different than other deeper mineralized intervals that have returned comparable gold grades that contain a much finer gold fraction. Bench testing of the underground sampling to include the West gold zone should furnish valuable data in regard to the gold distribution within the structural zones.

Preparations are being made to carry out bench testing of the initial bulk sampling program offsite. The Company is also in the process of constructing a small bench-scale gravity plant onsite.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF